SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 November, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 2 November 2010
Exhibit 1.2	Transaction in Own Shares released on 5 November 2010
Exhibit 1.3	Transaction in Own Shares released on 9 November 2010
Exhibit 1.4	Director Declaration released on 9 November 2010
Exhibit 1.5	Director Declaration released on 11 November 2010
Exhibit 1.6	Director/PDMR Shareholding released on 11 November 2010
Exhibit 1.7	Director/PDMR Shareholding released on 11 November 2010
Exhibit 1.8	Transaction in Own Shares released on 18 November 2010
Exhibit 1.9	Transaction in Own Shares released on 19 November 2010
Exhibit 2.0	Transaction in Own Shares released on 23 November 2010
Exhibit 2.1	Transaction in Own Shares released on 26 November 2010
Exhibit 2.2	Transaction in Own Shares released on 30 November 2010
Exhibit 2.3	Total Voting Rights released on 30 November 2010

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  2 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 1,372 ordinary shares on 28 October 2010 and 535 shares on 1 November at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,943,858 ordinary shares in Treasury, and has 18,792,172,408 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 4,602 ordinary shares on 4 November at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,939,256 ordinary shares in Treasury, and has 18,792,205,510 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 2,422 ordinary shares on 8 November at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,936,834 ordinary shares in Treasury, and has 18,792,207,932 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. -  Director Declaration
BP p.l.c. -  9 November 2010

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Frank L. Bowman, who was appointed a Non-Executive Director of BP p.lc. on 8 November 2010 (see RNS number 8042V released on 8 November 2010), has advised that he has no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

Exhibit 1.5

BP p.l.c. -  Director Declaration
BP p.l.c. -  11 November 2010

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Brendan Nelson, who was appointed a Non-Executive Director of BP p.lc. on 8 November 2010 (see RNS number 8042V released on 8 November 2010), has advised that he has no additional Directorships to disclose in respect of paragraph 9.6.13R (1) and no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

Exhibit 1.6

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  11 November 2010

BP p.l.c. was notified on 10 November 2010 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that he transferred 2,048 BP ADSs (ISIN number US0556221044) equivalent to 12,288 Ordinary shares in New York on 2 November 2010 at nil consideration to Natalia Moreno, formerly a connected person of Mr Hopwood, under the terms of a court mandated settlement.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  11 November 2010

BP p.l.c. was advised on 10 November 2010 by Computershare Plan Managers that on 10 November 2010 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5445 per share through participation in the BP Sharematch UK Plan:-

Directors

Dr A.B. Hayward          68 shares
Mr I.C. Conn                 68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 68 shares
Mr B. Looney               68 shares
Mr S. Westwell            70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 2,422 ordinary shares on 15 November at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,356,698 ordinary shares in Treasury, and has 18,792,788,068 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  19 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 577,714 ordinary shares on 17 November 2010, and 6,744 ordinary shares on 18 November 2010, at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,349,954 ordinary shares in Treasury, and has 18,792,794,812 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  23 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 10,431 ordinary shares on 22 November 2010, at prices between 394.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,339,523 ordinary shares in Treasury, and has 18,792,805,243 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.1
BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 830 ordinary shares on 25 November 2010, at a price of 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,338,693 ordinary shares in Treasury, and has 18,792,806,073 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  30 November 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 12,147 ordinary shares on 29 November 2010, at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,854,326,546 ordinary shares in Treasury, and has 18,792,818,220 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  30 November 2010

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 November 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,792,805,243 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,797,887,743. This figure excludes (i) 1,854,339,523 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 6 December 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary